SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
Publicly-held Company, with Authorized Capital
CNPJ/MF nº 02.558.129/0001-45 - NIRE 33.3.0026819-7

Special Meeting of Shareholders
Call Notice

The shareholders are hereby called to attend the Special Meeting of Shareholders of the company to be held at 02:00 p.m. of September 26, 2005, at the head-office, on Praia de Botafogo, 501 – 7o andar, Torre Corcovado, Sala das Bandeiras, Botafogo, in the Capital of State of Rio de Janeiro, in order to resolve on the following agenda: (1) to ratify the election of the Board of Directors, Mr. Luis Paulo Reis Cocco, elected by the Board of Directors at a meeting held on 06/18/2005 and Mrs. Luiz Kaufmann, Antonio Gonçalves de Oliveira and Henri Philippe Reichstul, elected by the Board of Directors at a meeting held on 07/28/2005 under the terms of article 16 of the Bylaws; (2) to ratify the wording of article 5 of the Bylaws, as suggested by the Board of Directors at a meeting held on 07/29/2005, which homologated the increase of the capital stock of the company, resulting from capitalization of the credit of the controlling shareholder resulting from use of the tax benefit of goodwill in past fiscal years; (3) to amend the wording of article 9 of the Bylaws, which shall hereinafter read as follows: "Art. 9 – The execution of agreements with related parties the terms and conditions of which are more burdensome to the Company than those usually adopted on the market in agreements for the same nature, shall be submitted to the General Meeting of Shareholders for prior approval, with due regard, in any case, to the provisions in article 117 of Law 6404/76."; (4) to ratify the execution of the agreement entered into between the Company and Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. for the rendering of services by the latter; and (5) to restate the Company's Bylaws.

GENERAL INSTRUCTIONS:

A) Powers of attorney for representation at the Meetings, including of preferred shareholders, exclusively as far as it refers to items (3) and (4) above, as provided for in article 12 of the Bylaws, shall be filed with the head-office, at Praia de Botafogo, 501 – 7o andar, Torre Corcovado, Botafogo, in the Capital of the State of Rio de Janeiro (Corporate Legal Department), on business days, Monday to Friday, from 09:00 a.m. until 06:00 p.m., until not later than 02:00 p.m. of September 22, 2005;

B)  Shareholders participating in the Fungible Custody of Registered Shares of the Stock Exchanges and wishing to attend these Meetings will be required to submit an updated statement issued by the custodian of the shares, showing their respective shareholding position; and

C)  Documents and proposals shall be available to the shareholders at the address mentioned in "A" above.

Rio de Janeiro, August 16, 2005.

Félix Pablo Ivorra Cano
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2005

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.